BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Due from intercompany	107,234	500,000
Total current assets	107,234	500,000

Investment in contractual consolidated subsidiaries	39,447,981	34,288,227

Total assets	$39,555,215	$34,788,227

Liabilities and stockholders' equity
Current liabilities:
Accrued expenses	$100,000	$114,671
Loans from unrelated party	370,000	-
Convertible notes payable	-	500,000
Other current liabilities	59,573	-
Total current liabilities	529,573	614,671

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized, 29,715,666 and 29,488,341 shares issued and outstanding at Jun 30, 2010 and 2009, respectively	29,716	29,488
Additional paid-in capital	21,838,047	21,708,275
Retained earnings	14,991,346	10,479,170
Accumulated other comprehensive income	2,166,533	1,956,623
Total stockholders’ equity	39,025,642	34,173,556
`
Total liabilities and stockholders' equity	$39,555,215	$34,788,227

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	538,192
Total operating expenses	307,668	538,192

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Equity in income of subsidiaries	4,512,176	2,259,413

Net income	$4,204,508	$1,721,221

See Notes to Condensed Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Cash Flows

For the Year Ended
June 30, 2010
Cash flows from operating activities:
Net Income	$4,204,508
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	-
Equity in income of subsidiaries	(4,512,176)
Changes in current assets and current liabilities:
Due from intercompany	392,766
Other current assets	-
Accrued expenses	(14,671)
Other current liabilities	59,573
Total adjustments	(4,074,508)
Net cash provided by operating activities	130,000

Cash flows from investing activities:
Investment in contractual consolidated subsidiaries	(439,071)
Net cash used in investing activities	(439,071)

Cash flows from financing activities:
Convertible notes payable	(500,000)
Loans from unrelated parties	370,000
net proceeds from issurance of common stock	228
Additional paid-in capital	129,772
Net cash used in financing activities	-

Effect of foreign currency translation on cash	309,071

Net increase in cash and cash equivalents	-

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$-

    See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation.

The accompanying financial statements (the “Parent Company Financial Statements”), including the notes thereto, should be read in conjunction with the consolidated financial statements of BEFUT International Co., Ltd. and the notes thereto.

The Parent Company Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding valuations of certain financial instruments, the potential outcome of litigation and other matters that affect the Parent Company Financial Statements and related disclosures. The Company believes that the estimates utilized in the preparation of the Parent Company Financial Statements are prudent and reasonable. Actual results could differ materially from these estimates.

2. Due from intercompany.

The Company has transactions with its consolidated subsidiaries determined on an agreed-upon basis.

3. Shareholders’ Equity.

For a discussion of shareholders’ equity, see Note 14 to the Company’s consolidated financial statements.